

August 26, 2010

<u>Via Facsimile and U.S. Mail</u>
Joshua J. Widoff, Esq.
Dividend Capital Total Realty Trust, Inc.
518 Seventeenth Street, 17th Floor
Denver, CO 80202

        Re: Dividend Capital Total Realty Trust, Inc.
               Schedule 14D-9
               Filed August 20, 2010
               File No.: 5-85609

Dear Mr. Widoff:

      We have limited our review of the filing to those issues we have addressed in our comments.

      Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Reasons for the Recommendation, page 2

1. We note disclosure that the Company has never estimated the net asset value per share yet may provide a per share value of its common stock in the future. Given the Board's belief that the offer is not in the best interest of stockholders for the reasons disclosed, please advise us of the consideration given to disclosing an estimate of the net asset value per share as of the most reasonable practicable date.

2. Revise to specify the book value per share as of June 30, 2010.

3. Please supplement your disclosure to clarify that there is no assurance that the offer price is less than the potential long-term value of the shares.

4. Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us of whether consideration has been given to summarizing your discussions with Robert A. Stanger & Co. Inc. in greater detail and attaching any written analyses or presentation materials used in issuing its advisory services to the Board. In this regard, we note disclosure on page 3 regarding the Board's consideration of Stanger's advice and/or analyses. Refer to Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A.

Item 6. Interest in Securities of the Subject Company, page 4

5. Please remove the qualifying language regarding transactions undertaken by the company's executive officers, directors and affiliates or subsidiaries or advise.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

1.   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel

Cc (via facsimile):   Phyliss G. Korff, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP